Form C

Cover Page

Name of issuer:

Avua Corporation

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/3/2011

Physical address of issuer:

284 Sullivan Pl
Brooklyn NY 11225

Website of issuer:

http://www.avuacachaca.com.br

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

4.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

20,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $20,000; interests will be sold in increments of $1; each investment is convertible to one share as described under Item 13.

Target offering amount:

$20,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$500,000.00

Deadline to reach the target offering amount:

7/31/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$655,165.00	$445,452.00
Cash & Cash Equivalents:	$37,434.00	$10,913.00
Accounts Receivable:	$270,832.00	$131,335.00
Short-term Debt:	$685,118.00	$356,758.00
Long-term Debt:	$751,670.00	$664,661.00
Revenues/Sales:	$1,303,427.00	$1,349,152.00
Cost of Goods Sold:	$541,606.00	$467,299.00
Taxes Paid:	$1,871.00	$529.00
Net Income:	($315,656.00)	$49,121.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Avua Corporation

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nathan Whitehouse	Co-Founder	Washington Square Brands, LLC	2011
Peter Nevenglosky	Co-Founder	Washington Square Brands, LLC	2011
Francisco Godoy	Financier	Government of Mexico, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nathan Whitehouse	Co-Ceo	2011
Nathan Whitehouse	President	2011
Peter Nevenglosky	Co-CEO	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Peter Nevenglosky	4,000,000 Series B Common	48.09
Nathan Whitehouse	4,000,000 Series B Common	48.09

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The premium spirits market, despite being an active and stable market, is exposed to macroeconomic risk, as consumers may choose to trade down to less premium cachacas if there is a macroeconomic downturn.

The growth of the spirits represented by Drifter Spirits, including Avua Cachaca has, in large part, been linked to the growth of the "craft cocktail" movement in the on-premise. While this type of channel has been growing, there is no certainty about the rate that it will continue to grow and whether consumers will continue to shift towards niche spirits and craft cocktails. There exists some risk that the challenges of the COVID pandemic will diminish the medium term universe of points of distribution in craft cocktail-focused on premise establishments.

Drifter and Avua's growth is dependent upon its distributor partners. There has been significant consolidation in the U.S. distribution market, which may adversely affect the amount of attention smaller suppliers may receive from the distributor partners. European importers for smaller craft spirits remain underdeveloped and it is not certain that the trend of improved distribution solutions within the EU will continue.

In the market for spirits, the spirits that provider Drifter a competitive advantage, such as cachaca and aquavit, are an underdeveloped categories and, while there has been growth in these categories, these brands like Avua and Svol remain a pioneer in most global markets in which it operates and there can be no guarantee that the growth in the underlying market will continue.

Recent changes in the global political environment may add risk to the imported spirits market, as there is no certainty that the existing low tariffs for imported alcoholic beverages will continue. Certain of our trading partners are ending political relationships, such as the European Union and the U.K., which may adversely affect ease of trade between our European depot in Belgium and our U.K. importer. The uncertainty in tariff relationships may change the economics suddenly.

Brazil remains a volatile environment politically and the company may be exposed to changes in taxes and regulatory environment that could adversely affect our profit margins. We moreover benefit from a strong USD-real exchange rate, which could change over time.

Avua is moderately dependent upon the image of Brazil, which maintains challenges due to news reports of corruption and violence.

The current category competitive set is fairly weak. However, recent acquisitions, such as Leblon Cachaca by Bacardi, may add competitive headwinds to growth.

The COVID pandemic has caused the points of distribution which serve our spirits to be under substantial financial strain. There can be no certainty about the length of the COVID pandemic and its impact upon the vulnerable bar and restaurant segments which are our key long term clients.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$20,000**

Use of Proceeds: 76% of this capital will be used for working capital to withstand the challenges of our business under COVID epidemic. 20% will go towards purchasing inventory. 4% will go towards the Wefunder intermediary fee.

If we raise: **$100,000**

Use of Proceeds: 76% of this capital will be used for working capital to withstand the challenges of our business under COVID epidemic. 20% will go towards purchasing inventory. 4% will go towards the Wefunder intermediary fee.

If we raise: **$500,000**

Use of Proceeds: 40% of this capital will be used for working capital to withstand the challenges of our business under COVID epidemic. 40% will go towards human resources. 16% will go towards marketing (direct to consumer marketing, and innovation). 4% will go towards the Wefunder intermediary fee.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $5,470,000.00 valuation cap; 20.000% discount; 8% interest.
See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $20,000.00

Valuation Cap: $5,470,000.00

Discount Rate: 80%

Maturity Date: May 1st, 2021

Interest Rate: Interest shall accrue on the unpaid principal amount at a rate equal to 8% per annum, computed on the basis of the actual number of days elapsed and a year of three hundred sixty five (365) days

Conversion:

a. Voluntary Conversion Upon a Qualified Financing. If a Qualified Financing occurs on or prior to the Maturity Date, then the Investor may elect to either (a) convert the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Company's Series A Preferred Stock at eighty (80) percent of the Conversion Price, or the Adjusted Conversion Price, whichever is lower; or (b) accelerate the Maturity Date and be repaid all interest plus principal, multiplied by ten (10) percent.

b. Automatic Conversion Upon Maturity. At any time prior to the earlier of payment in full of the principal amount of this Note or conversion pursuant to Section 4(a) hereunder, Investor has the right, at Investor's option, to convert, all (but not less than all) of the outstanding principal amount of this Note and all accrued and unpaid interest on this Note into fully-paid and nonassessable shares of the Company's Series A Preferred Stock at a price per share equal to the Adjusted Conversion Price.

c. Conversion of Series A Preferred Stock. Should all of the Company's Series A Preferred Stock be, at any time prior to full payment of this Note, redeemed or converted into shares of the Company's Common Stock in accordance with the Company's certificate of incorporation, then this Note shall immediately become convertible into that number of shares of Common Stock equal to the number of shares of the Common Stock that would have been received if this Note had been converted in full and the Series A Preferred Stock received thereupon had been simultaneously converted into common stock immediately prior to such an event.

"Qualified Financing" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its capital stock for aggregate gross proceeds of at least $1,000,000.00 (excluding all proceeds from the conversion of the Note into the Company's Series A Preferred Stock), with the principal purpose of raising capital and an implied price per share resulting from a valuation of the Company (immediately prior to the Qualified Financing) of at least $1,000,000.00.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

Any provision of this Note may be amended, waived or modified upon the written consent of both the Company and the Investor.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Common Stock	10,000,000	2,348,145	Yes
Series B Common Stock	8,000,000	8,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	828,751

Describe any other rights:

Series B Common has 10x voting rights per share as well as a board seat.If converted, investors in the convertible note will receive Preferred Stock. Investors will not have voting rights, but preferred stock does have liquidation preferences over common stock.

Options convert to common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $5,470,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Larry Whitehouse
Issue date	02/15/18
Amount	$20,000.00
Outstanding principal plus interest	$20,000.00 as of 04/02/20
Interest rate	6.25% per annum
Maturity date	02/15/23
Current with payments	Yes

Loan

Lender	Various
Issue date	05/01/18
Amount	$149,720.00
Outstanding principal plus interest	$263,812.00 as of 04/09/20
Current with payments	Yes

Revenue share loan, where Avua Corp repays 2x what was invested ($149,720) based on 5% of quarterly revenues.

Loan

Lender	Kabbage
Issue date	03/01/19
Amount	$83,640.00
Outstanding principal plus interest	$83,640.00 as of 04/09/20
Interest rate	26.0% per annum
Maturity date	07/01/20
Current with payments	Yes

Loan

Lender	Funding Merchant Source
Issue date	08/01/19
Amount	$59,491.00
Outstanding principal plus interest	$59,421.00 as of 04/09/20
Interest rate	33.0% per annum
Maturity date	07/01/20
Current with payments	Yes

Loan

Lender	Forward Financing
Issue date	12/01/19
Amount	$59,991.00
Outstanding principal plus interest	$59,991.00 as of 04/09/20
Interest rate	32.0% per annum
Maturity date	07/01/20
Current with payments	Yes

Loan

Lender	Svol, LLC
Issue date	04/08/20
Amount	$20,376.00
Outstanding principal plus interest	$20,376.00 as of 04/08/20
Interest rate	0.0% per annum
Maturity date	09/08/20
Current with payments	Yes

This is an open line of credit

Loan

Lender	Peter Nevenglosky
Issue date	04/08/20
Amount	$268,633.00
Outstanding principal plus interest	$268,633.00 as of 04/09/20
Interest rate	0.0% per annum
Maturity date	10/08/20
Current with payments	Yes

This is an open line of credit with one of the shareholders

Convertible Note

Issue date	12/26/15
Amount	$277,841.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$8,000,000.00
Maturity date	04/01/22

Some of these notes have converted voluntarily

Convertible Note

Issue date	03/15/20
Amount	$297,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$5,470,000.00

At term, converts into preferred shares with a 12% preferred return

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Convertible Note	$3,000	General operations
3/2020	Section 4(a)(2)	Convertible Note	$297,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Larry Whitehouse
Amount Invested	$20,000.00
Transaction type	Loan
Issue date	02/15/18
Outstanding principal plus interest	$20,000.00 as of 04/02/20
Interest rate	6.25% per annum
Maturity date	02/15/23
Outstanding	Yes
Current with payments	Yes
Relationship	Father of the CEO

Name	Svol, LLC
Amount Invested	$20,376.00
Transaction type	Loan
Issue date	12/31/19
Outstanding principal plus interest	$20,376.00 as of 04/07/20
Interest rate	0.0% per annum
Maturity date	12/31/20
Outstanding	Yes
Current with payments	Yes
Relationship	Affiliate

This is a balance due for pass-through revenue

Name	Peter Nevenglosky
Amount Invested	$268,633.00
Transaction type	Loan
Issue date	04/08/20
Outstanding principal plus interest	$268,633.00 as of 04/08/20
Interest rate	0.0% per annum
Maturity date	10/08/20
Outstanding	Yes
Current with payments	Yes
Relationship	Principal

This is an open line of credit with one of the shareholders

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We produce, market and sell craft spirits across 42 states in the US and 7 countries in Europe. The portfolio includes Avua Cachaca (Brazilian sugar cane spirit) launched in 2013, Svol Aquavit (Scandinavian botanical spirit) launched in 2019, and soon Gagliardo Bitter Radicale (Italian liqueur range).

The market for craft spirits, a $189B market has been rapidly growing. As a nimble supplier with the dominant player in niche categories, we hope to use our route to market to build to a mid-sized spirits supplier with a portfolio of 8-10 quality brands that we will scale to >$10MM in revenue top-line and >$2MM in net income.

Milestones

Avua Corporation was incorporated in the State of Delaware in March 2011.

Avua Corporation (the "Company") was incorporated in the State of Delaware on March 3, 2011. The Company was originally formed as Washington Square Brands Corporation, which merged with WN Holdings, LLC, a New York limited liability company on October 27, 2011, with Washing Square Brands Corporation being the surviving entity. Washington Square Brands Corporation changed its name to Avua Corporation on January 11, 2013. The Company imports, markets and distributes the Brazilian spirit cachaca under the brand Avua Cachaca in the United States and certain western European nations. The company uses the DBA Drifter and intends to eventually move additional spirits under the Avua Corp. umbrella.

Since then, we have:

Achieved revenues of $1,303,426 in 2019
On premise spirits sales experts that will grow into a $10MM company in 5 years with smart portfolio growth
Deep relationships top bars, restaurants and hotels as well as national accounts like MGM Resorts, Jose Andres and Nomad
Represents leading brands Avua Cachaca, Svol Aquavit and Gagliardo Bitter Radicale
New brands in the works for 2021 and beyond in broader categories like tequila and gin
Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2019, the Company had revenues of $1,303,427 compared to the year ended December 31, 2018, when the Company had revenues of $1,349,152. Our gross margin was 58.45% in fiscal year 2019, compared to 65.36% in 2018.
Assets. As of December 31, 2019, the Company had total assets of $655,165, including $37,434 in cash. As of December 31, 2018, the Company had $445,452 in total assets, including $10,913 in cash.
Net Loss. The Company has had net losses of $313,656 and net income of $49,289 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
Liabilities. The Company's liabilities totaled $1,436,788 for the fiscal year ended December 31, 2019 and $1,021,419 for the fiscal year ended December 31, 2018.
Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $661,851 in debt and $895,816 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Avua Corporation cash in hand is $7,171, as of March 2020. Over the last three months, revenues have averaged $63,000/month, cost of goods sold has averaged $28,500/month, and operational expenses have averaged $71,500/month, for an average net loss of $37,500 per month. Although we cannot guarantee it, we hope to be profitable in 10 months.

The COVID-19 pandemic has affected our financials by legally mandating in many jurisdictions the temporary shutdown of our core market, which is bars and restaurants. We expect our revenues in March 2020 to be approximately $65k. That said, we believe this will be a temporary pause in operations due to this unusual occurrence.

We expect the business to be in hibernation for approximately three months. After this, we hope to re-start operations, and see revenues and expenses in line with what we were seeing for the first couple of months of 2020. Currently speaking, we anticipate potential support from the U.S. Federal government through the EIDL and PPP loan programs, as well as support from New York City. We have no other immediate sources of capital upon which to rely.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.drifterspirits.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Avua Cachaca Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Francisco Godoy
Nathan Whitehouse
Peter Nevenglosky

Appendix E: Supporting Documents